Exhibit 99.2

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in OneConnect Financial Technology Co., Ltd. (the “Company”), you should at once hand this circular and the accompanying form of proxy to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for onward transmission to the purchaser or the transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

OneConnect Financial Technology Co., Ltd.

壹賬通金融科技有限公司

(Incorporated in Cayman Islands with limited liability)

(Stock Code: 6638)

(NYSE Stock Ticker: OCFT)

(1)	PROPOSED RE-ELECTION OF DIRECTORS;
(2)	PROPOSED RE-APPOINTMENT OF AUDITOR; AND
(3)	NOTICE OF ANNUAL GENERAL MEETING

Unless the context otherwise requires, capitalized terms used in this cover page shall have the same meanings as those defined in the section headed “Definitions” in this circular.

A letter from the Board is set out on pages 4 to 7 of this circular. A notice convening the AGM of the Company to be held at 10 a.m. (Shenzhen time) on Tuesday, May 28, 2024 at 21F, Ping An Finance Center, No. 5033 Yitian Road, Futian District, Shenzhen, the PRC at which, among other things, the above proposals will be considered, which set out on pages 15 to 17 of this circular. A form of proxy for use at the AGM is also enclosed. Such form of proxy is also published on the websites of the Stock Exchange (www.hkexnews.hk) and the Company (www.ocft.com).

Holders of record of the Company’s Shares on the Company’s register of members as of the close of business on the Share Record Date (Hong Kong time) are cordially invited to attend the AGM in person. Holders of the Company’s ADSs as of the close of business on the ADS Record Date (New York time) are cordially invited to submit your voting instructions to JPMorgan Chase Bank, N.A.. Whether or not you propose to attend and vote at the said meeting, please complete, sign, date, and return the accompanying proxy form to the Company’s branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited (for holders of Shares) or your voting instructions to JPMorgan Chase Bank, N.A. (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare Hong Kong Investor Services Limited must receive the proxy form by no later than 10 a.m., Hong Kong time, on Sunday, May 26, 2024 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong to ensure your representation at the AGM; and JPMorgan Chase Bank, N.A. must receive your voting instructions by no later than 9:00 a.m., New York Time, on Monday, May 20, 2024 to enable the votes attaching to the Shares represented by your ADSs to be cast at the AGM.

April 24, 2024

CONTENTS

Page

Definitions	1

Letter from the Board	4

Appendix I – Details of the Directors proposed for Re-election	8

Notice of the Annual General Meeting	15

– i –

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

“ADS(s)”	American Depositary Shares, each representing thirty Shares

“ADS Record Date”	April 29, 2024 (New York time)

“AGM” or “Annual General Meeting”	the annual general meeting of the Company to be convened and held at 10 a.m. (Shenzhen time) on Tuesday, May 28, 2024 at 21F, Ping An Finance Center, No. 5033 Yitian Road, Futian District, Shenzhen, the PRC, notice of which is set out on pages 15 to 17 of this circular, and any adjournment thereof

“Articles” or “Articles of Association”	fourth amended and restated articles of association adopted by a special resolutions of the shareholders of the Company on April 8, 2022 and effective on July 4, 2022

“Board”	the board of Directors

“business day”	any day (other than a Saturday, Sunday or public holiday in Hong Kong) on which banks in Hong Kong or other relevant jurisdictions are generally open for normal banking business

“China” or “PRC”	the People’s Republic of China, and for the purposes of this document only, except where the context requires otherwise, excluding Hong Kong, the Macao Special Administrative Region of the People’s Republic of China and Taiwan

“Company”	OneConnect Financial Technology Co., Ltd. (壹賬通金融科技有限公司), a limited liability company incorporated in the Cayman Islands and listed on the New York Stock Exchange (stock ticker: OCFT) and the Hong Kong Stock Exchange (stock code: 6638)

“Depositary”	JPMorgan Chase Bank, N.A., the depositary of our ADSs

“Director(s)”	director(s) of the Company

DEFINITIONS

“Group”	the Company, its subsidiaries and other consolidated entities

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Hong Kong Stock Exchange” or “Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Latest Practicable Date”	April 17, 2024, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Ping An”	Ping An Insurance (Group) Company of China, Ltd. (中國平安保險(集團)股份有限公司), a company established as a joint stock company under the laws of the PRC listed on the Shanghai Stock Exchange (stock code: 601318) and the Stock Exchange (stock code: 2318), and a controlling shareholder of the Company

“Ping An Bank”	Ping An Bank Co., Ltd. (平安銀行股份有限公司), a company incorporated under the laws of the PRC on December 22, 1987, whose shares are listed on the Shenzhen Stock Exchange (SZSE: 000001), and is a subsidiary of Ping An, one of our Controlling Shareholders

“Ping An Group”	Ping An and its subsidiaries

“SFO”	Securities and Futures Ordinance (Chapter 571, Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time

“Share(s)”	Ordinary share(s) in the share capital of the Company with a par value of US$0.00001 each

“Share Record Date”	April 29, 2024 (Hong Kong time)

“Shareholder(s)”	holder(s) of the Shares

DEFINITIONS

“U.S. dollars”, “US$” or “USD”	United States dollars, the lawful currency of the United States

“%”	per cent

LETTER FROM THE BOARD

OneConnect Financial Technology Co., Ltd.

壹賬通金融科技有限公司

(Incorporated in Cayman Islands with limited liability)

(Stock Code: 6638)

(NYSE Stock Ticker: OCFT)

Executive Director:	Registered Office:
Mr. Chongfeng Shen (Chairman and Chief Executive Officer)	Maples Corporate Services Limited
PO Box 309, Ugland House
Non-executive Directors:	Grand Cayman, KY1-1104
Mr. Michael Guo	Cayman Islands
Ms. Xin Fu
Mr. Wenwei Dou	Head Office in the PRC:
Ms. Wenjun Wang	21/24F, Ping An Finance Center
No. 5033 Yitian Road
Independent Non-executive Directors:	Futian District, Shenzhen
Dr. Yaolin Zhang	Guangdong, PRC
Mr. Tianruo Pu
Mr. Wing Kin Anthony Chow	Principal place of business in Hong Kong:
Mr. Koon Wing Ernest Ip	Room 2701, Central Plaza
18 Harbour Road
Wanchai, Hong Kong

April 24, 2024

To the Shareholder(s)

Dear Sir or Madam,

(1)	PROPOSED RE-ELECTION OF DIRECTORS;
(2)	PROPOSED RE-APPOINTMENT OF AUDITOR; AND
(3)	NOTICE OF ANNUAL GENERAL MEETING

INTRODUCTION

The purpose of this circular is to provide you with information in respect of the resolutions to be proposed at the AGM to seek approval of the Shareholders in respect of, among other matters, (i) the re-election of Directors; (ii) the re-appointment of auditor; and (iii) to give you notice of the AGM at which resolutions will be proposed for the Shareholders to consider and, if thought fit, approve the aforesaid matters.

LETTER FROM THE BOARD

RE-ELECTION OF DIRECTORS

In accordance with Article 86(e) of the Articles of Association, at every annual general meeting one-third of the Directors for the time being (or, if their number is not a multiple of three, then the number nearest to but not less than one-third) shall retire from office by rotation provided that every Director (including those appointed for a specific term) shall be subject to retirement by rotation at least once every three years. A retiring Director shall retain office until the close of the meeting at which he retires and shall be eligible for re-election thereat. The Company at any annual general meeting at which any Directors retire may fill the vacated office by electing a like number of persons to be Directors. Accordingly, at the forthcoming annual general meeting to be held on Tuesday, May 28, 2024, Mr. Chongfeng Shen, Ms. Wenjun Wang, Mr. Wing Kin Anthony Chow and Mr. Koon Wing Ernest Ip shall retire from office and have offered themselves for re-election at the AGM.

In accordance with Article 86(d) of the Articles of Association, any Director appointed by the Board to fill a casual vacancy or as an addition to the Board shall hold office only until the next following general meeting of the Company and shall then be eligible for re-election at that meeting. Accordingly, at the forthcoming annual general meeting to be held on Tuesday, May 28, 2024, Mr. Michael Guo shall retire from office and has offered himself for re-election at the AGM.

Being the independent non-executive Directors eligible for re-election at the AGM, each of Mr. Wing Kin Anthony Chow and Mr. Koon Wing Ernest Ip, has given an annual confirmation as to their independence according to the factors on independence set out in Rule

3.13 of the Listing Rules. Nothing has come to the attention of the Board which may adversely affect the independence of Mr. Wing Kin Anthony Chow and Mr. Koon Wing Ernest Ip. On the above basis, the Board believes that Mr. Wing Kin Anthony Chow and Mr. Koon Wing Ernest Ip shall continue to be independent of the Company in accordance with Rule 3.13 of the Listing Rules.

The Compensation and Nomination Committee has also reviewed and considered each retiring Director’s respective experience, skills and knowledge, and recommended to the Board that the re-election of all retiring Directors be proposed for Shareholders’ approval at the AGM.

Details of the above named Directors who are subject to the re-election at the AGM are set out in Appendix I to this circular in accordance with the relevant requirements of the Listing Rules. The biography of the retiring Directors set out in Appendix I to this circular indicates the perspectives, skills and experience each individual can bring to the Board and contribute to the diversity of the Board.

LETTER FROM THE BOARD

RE-APPOINTMENT OF AUDITOR

The Board proposes to re-appoint PricewaterhouseCoopers as the independent auditor of the Company for the year ending December 31, 2024 and to hold the office until the conclusion of the next annual general meeting of the Company. A resolution will also be proposed to authorize the Board to fix the auditor’s remuneration for the ensuing year. PricewaterhouseCoopers have indicated their willingness to be re-appointed as auditor of the Company for the said period.

AGM AND PROXY ARRANGEMENT

The Company proposes to convene the AGM at 10 a.m. (Shenzhen time), on Tuesday, May 28, 2024 at 21F, Ping An Finance Center, No. 5033 Yitian Road, Futian District, Shenzhen, the PRC.

Set out on pages 15 to 17 of this circular is a notice convening the AGM to consider and, if appropriate, to approve, among others, the ordinary resolutions relating to the proposals for the re-election of Directors and the re-appointment of auditor. The notice is also available for viewing on the Company’s website at www.ocft.com.

Holders of record of the Company’s Shares on the Company’s register of members as of the close of business on the Share Record Date (Hong Kong time) are cordially invited to attend the AGM in person. Holders of the Company’s ADSs as of the close of business on the ADS Record Date (New York time) are cordially invited to submit your voting instructions to JPMorgan Chase Bank, N.A. Whether or not you propose to attend and vote at the said meeting, please complete, sign, date, and return the accompanying proxy form to the Company’s branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited (for holders of Shares) or your voting instructions to JPMorgan Chase Bank, N.A. (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare Hong Kong Investor Services Limited must receive the proxy form by no later than 10 a.m., Hong Kong time, on Sunday, May 26, 2024 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong to ensure your representation at the AGM; and JPMorgan Chase Bank, N.A. must receive your voting instructions by no later than 9:00 a.m., New York time, on Monday, May 20, 2024 to enable the votes attaching to the Shares represented by your ADSs to be cast at the AGM.

Pursuant to Rule 13.39(4) of the Listing Rules, any vote by Shareholders at a general meeting must be taken by poll except where the chairman, in good faith, decides to allow a resolution which relates purely to a procedural or administrative matter to be voted only by a show of hands. Therefore, the resolution(s) to be proposed at the AGM will be voted by way of poll in accordance with the requirements of the articles of association of the Company. An announcement on the poll results will be published after the AGM in the manner prescribed under Rule 13.39(5) of the Listing Rules.

LETTER FROM THE BOARD

RECOMMENDATION

The Board considers that the ordinary resolutions in relation to the re-election of Directors and the re-appointment of auditor to be proposed at the AGM are in the best interests of the Company and the Shareholders. Accordingly, the Board recommends the Shareholders to vote in favour of such resolutions at the AGM.

GENERAL

Your attention is also drawn to the appendices to this circular.

By order of the Board
OneConnect Financial Technology Co., Ltd.
Mr. Chongfeng Shen
Chairman of the Board and Chief Executive Officer

APPENDIX I	DETAILS OF THE DIRECTORS PROPOSED FOR RE-ELECTION

The following are the particulars of the retiring Directors (as required by the Listing Rules) proposed for re-election.

Mr. Chongfeng Shen (沈崇鋒) (“Mr. Shen”), aged 53, joined our Group in October 2021 and is currently our chief executive officer and our executive Director. Mr. Shen is mainly responsible for our Group’s overall management.

Prior to joining us, Mr. Shen worked at Kingdee Software (China) Co., Ltd. (“Kingdee China”) from November 1998 to October 2021, where he successively served as a department manager of Shenzhen Branch, the general manager of Dongguan Branch, the general manager of Shenzhen Branch, the general manager of South China, and a senior vice president, the president and the rotating president of Kingdee China. Mr. Shen has rich experience in business management. Before joining Kingdee China, Mr. Shen was a lecturer at Changchun University of Science and Technology, China (now known as Jilin University).

Mr. Shen received his bachelor’s degree in engineering from Changchun College of Geology, China (now known as Jilin University) in July 1992 and his master’s degree in engineering from Changchun University of Science and Technology, China (now known as Jilin University) in July 1996.

As at the Latest Practicable Date, Mr. Shen has personal interests in 2,908,851 Shares and underlying Shares, representing approximately 0.25% of the issued share capital of the Company within the meaning of Part XV of the SFO.

Save as disclosed above, Mr. Shen (i) has no other relationship with any Director, senior management, substantial shareholder or Controlling Shareholder of the Company; and (ii) has not held any position with the Company or any of its subsidiaries or any directorship in other listed public companies in the last three years.

Mr. Shen has entered into a service contract with the Company under which he agreed to act as an executive Director for an initial term of three years commencing from July 4, 2022, which may be terminated by not less than three months’ notice in writing served by either him or the Company. The appointment of executive Director is subject to the provisions of retirement and rotation under the articles of association of the Company (as amended from time to time) and the Listing Rules. Pursuant to his service contract, the Company will not pay Mr. Shen any director’s service fees in respect of his performance of his duties as an executive director of the Company.

Save as disclosed above, Mr. Shen has confirmed that there is no other information which is discloseable nor has he been involved in any of the matters required to be disclosed pursuant to any of the requirements under Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules and the Company is not aware of any other matters concerning Mr. Shen’s standing for re-election as Director that need to be brought to the attention of the Shareholders.

APPENDIX I	DETAILS OF THE DIRECTORS PROPOSED FOR RE-ELECTION

Mr. Michael Guo (郭曉濤) (“Mr. Guo”), aged 52, has served as our non-executive Director since November 2023. Mr. Guo is a member the Compensation and Nomination Committee of the Company. Mr. Guo is mainly responsible for providing professional opinion and judgment to the Board. Mr. Guo is also currently serving as the co-chief executive officer and senior vice president of Ping An Group. Ping An is a company listed on both the Shanghai Stock Exchange (stock code: 601318) and the Hong Kong Stock Exchange (stock code: 2318), and is a controlling shareholder of the Company.

Mr. Guo joined Ping An Group in September 2019 and successively served as the special assistant to the chairman and executive vice president of Ping An Property & Casualty Insurance Company of China, Ltd., and as the vice chief human resources officer and the chief human resources officer of Ping An Group.

Prior to joining Ping An Group, Mr. Guo served as a partner and a managing director at Boston Consulting Group, and a global co-chief executive officer of capital market businesses at Wills Towers Watson. Mr. Guo obtained his bachelor’s degree in information and control engineering from Xi’an Jiaotong University and MBA degree from the University of New South Wales.

Mr. Guo has entered into a letter of appointment with the Company under which he agreed to act as a non-executive Director for an initial term of three years commencing from November 2, 2023, which may be terminated by not less than three months’ notice in writing served by either him or the Company. The appointment of non-executive Director is subject to the provisions of retirement and rotation under the articles of association of the Company (as amended from time to time) and the Listing Rules. Pursuant to his letter of appointment, Mr. Guo will not receive any director’s fee or remuneration in respect of his performance of his duties as a non-executive Director.

So far as the Directors were aware, as at the Latest Practicable Date, Mr. Guo did not have any interests in securities of the Company within the meaning of Part XV of the SFO.

Save as disclosed above, Mr. Guo (i) has no other relationship with any Director, senior management, substantial shareholder or Controlling Shareholder of the Company; and (ii) has not held any position with the Company or any of its subsidiaries or any directorship in other listed public companies in the last three years.

Save as disclosed above, Mr. Guo has confirmed that there is no other information which is discloseable nor has he been involved in any of the matters required to be disclosed pursuant to any of the requirements under Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules and the Company is not aware of any other matters concerning Mr. Guo’s standing for re-election as Director that need to be brought to the attention of the Shareholders.

APPENDIX I	DETAILS OF THE DIRECTORS PROPOSED FOR RE-ELECTION

Ms. Wenjun Wang (王文君) (“Ms. Wang”), aged 56, has served as our non-executive Director since November 2021, after having previously served as our Director between October 2017 and June 2019. Ms. Wang joined our Group in September 2017 as a director of Shenzhen OneConnect. Ms. Wang is mainly responsible for providing professional opinion and judgment to the Board.

Ms. Wang joined Ping An Group in 1996. She served as the general manager of staff service management of human resources centre in Ping An Group from June 1996 to March 2011, the employee representative supervisor from May 2006 to March 2011, the general manager of the party working department of Ping An Bank Co., Ltd. (平安銀行股份有限公司) (“Ping An Bank”), a company listed on the Shenzhen Stock Exchange (stock code: 000001) from March 2011 to September 2022, and a general manager of the security department of Ping An Bank from April 2013 to November 2016.

Ms. Wang received her bachelor’s degree of arts in English from Shanghai International Studies University, China in July 1989 and her master’s degree of public administration from Xi’an Jiaotong University, China in June 2006. Ms. Wang obtained an economics professional qualification (intermediate) from the Shenzhen position management office, China (中國深圳市職稱管理辦公室), (now known as Shenzhen Human Resources and Social Security Bureau, China) in November 1997.

As at the Latest Practicable Date, Ms. Wang is deemed to be interested in 385,077,588 Shares through a controlled corporation, Rong Chang Limited, representing approximately 32.91% of the issued share capital of the Company within the meaning of Part XV of the SFO.

Save as disclosed above, Ms. Wang (i) has no other relationship with any Director, senior management, substantial shareholder or Controlling Shareholder of the Company; and (ii) has not held any position with the Company or any of its subsidiaries or any directorship in other listed public companies in the last three years.

Ms. Wang has entered into a letter of appointment with the Company under which she agreed to act as a non-executive Director for an initial term of three years commencing from July 4, 2022, which may be terminated by not less than three months’ notice in writing served by either her or the Company. The appointment of non-executive Director is subject to the provisions of retirement and rotation under the articles of association of the Company (as amended from time to time) and the Listing Rules. Pursuant to her letter of appointment, Ms. Wang will not receive any director’s fee or remuneration in respect of her performance of her duties as a non-executive Director.

Save as disclosed above, Ms. Wang has confirmed that there is no other information which is discloseable nor has he been involved in any of the matters required to be disclosed pursuant to any of the requirements under Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules and the Company is not aware of any other matters concerning Ms. Wang’s standing for re-election as Director that need to be brought to the attention of the Shareholders.

APPENDIX I	DETAILS OF THE DIRECTORS PROPOSED FOR RE-ELECTION

Mr. Wing Kin Anthony Chow (周永健) (“Mr. Chow”), aged 73, has served as our independent non-executive Director since October 2020. Mr. Chow is a member of the Audit Committee and the Compensation and Nomination Committee of the Company. Mr. Chow is mainly responsible for providing independent opinion and judgment to the Board.

Mr. Chow has been serving as a non-executive director of Kingmaker Footwear Holdings Ltd., a company listed on the Hong Kong Stock Exchange (stock code: 1170), since May 1994, an independent non-executive director of Ping An Healthcare and Technology Company Limited (stock code: 1833) since May 2018 and an independent non-executive director of Beijing North Star Company Limited, a company listed on the Hong Kong Stock Exchange (stock code: 0588), since May 2021. He was also an independent non-executive director of MTR Corporation Limited, a company listed on the Hong Kong Stock Exchange (stock code: 0066), between May 2016 and May 2022, and an independent non-executive director of S.F. Holding Co., Ltd., a company listed on the Shenzhen Stock Exchange (stock code: 2352), between December 2016 and December 2022.

Mr. Chow is a solicitor admitted to practice in Hong Kong and England and Wales. He has been a practicing solicitor in Hong Kong for more than 40 years and is the senior consultant of Messrs. Guantao & Chow Solicitors and Notaries and the global chairman of Beijing Guantao Law Firm. Mr. Chow is a China-appointed attesting officer. Mr. Chow was a member of The National Committee of the Chinese People’s Political Consultative Conference from 2003 to 2023. Mr. Chow was the president of The Law Society of Hong Kong from 1997 to 2000, chairman of the Process Review Panel for the SFC from 2006 to 2012 and chairman of Process Review Panel for the Financial Reporting Council from 2015 to 2020.

Mr. Chow was awarded the Justice of the Peace in 1998 and the Silver Bauhinia Star medal in 2003 by the Hong Kong Special Administrative Region. He was also awarded the Honorary Fellowship of the Hong Kong Institute of Education in 2010, the Honorary Fellowship of King’s College London in July 2013, the Roll of Honor by the Law Society of Hong Kong in 2015, Doctor of Social Science honoris causa of Hong Kong Metropolitan University (formerly known as The Open University of Hong Kong) in December 2018, and Doctor of Laws honoris causa of The Hong Kong University of Science and Technology in November 2021.

So far as the Directors were aware, as at the Latest Practicable Date, Mr. Chow did not have any interests in securities of the Company within the meaning of Part XV of the SFO.

Save as disclosed above, Mr. Chow (i) has no other relationship with any Director, senior management, substantial shareholder or Controlling Shareholder of the Company; and (ii) has not held any position with the Company or any of its subsidiaries or any directorship in other listed public companies in the last three years.

APPENDIX I	DETAILS OF THE DIRECTORS PROPOSED FOR RE-ELECTION

Mr. Chow has entered into a letter of appointment with the Company under which he agreed to act as an independent non-executive Director for an initial term of three years commencing from July 4, 2022, which may be terminated by not less than three months’ notice in writing served by either him or the Company. The appointment of independent non- executive Director is subject to the provisions of retirement and rotation under the articles of association of the Company (as amended from time to time) and the Listing Rules. Pursuant to his letter of appointment, Mr. Chow has received RMB532,493 for the year ended December 31, 2023 in respect of his performance of his duties as an independent non-executive Director, which is determined by the Compensation and Nomination Committee and the Board with reference to his qualifications, duties, responsibilities and the Company’s compensation policy and the prevailing market conditions.

Save as disclosed above, Mr. Chow has confirmed that there is no other information which is discloseable nor has he been involved in any of the matters required to be disclosed pursuant to any of the requirements under Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules and the Company is not aware of any other matters concerning Mr. Chow’s standing for re-election as Director that need to be brought to the attention of the Shareholders.

Mr. Koon Wing Ernest Ip (葉冠榮) (“Mr. Ip”), aged 63, has served as our independent non-executive Director since November 2021. Mr. Ip is a member of the Audit Committee of the Company. Mr. Ip is mainly responsible for providing independent opinion and judgment to the Board.

Mr. Ip has over 35 years of experience in accounting and auditing. Mr. Ip has been serving as the group chief financial officer of the Fung Group since 2019, which comprises, among others, Li & Fung Limited, a company formerly listed on the Hong Kong Stock Exchange (stock code: 0494), Fung (1937) Management Limited and Convenience Retail Asia Limited, a company listed on the Hong Kong Stock Exchange (stock code: 0831). Mr. Ip is also serving as an independent director of Ping An OneConnect Bank (Hong Kong) Limited (“PAOB”), since August 2021, and an independent non-executive director of Media Chinese International Limited, a company listed on both the Hong Kong Stock Exchange (stock code: 0685) and Bursa Malaysia Securities Berhad (stock code: 5090), since July 2021. As an independent non-executive director of PAOB, Mr. Ip has the general responsibility of providing independent advice and guidance to the board of PAOB without involvement in its daily operations and management. Additionally, Mr. Ip is a member of the board risk management committee and chairperson of the board audit committee of PAOB, and is responsible for overseeing, monitoring and reviewing PAOB’s risk management framework and structure, financial reporting, internal audit function and the work of PAOB’s external auditor. Prior to joining the Fung Group, Mr. Ip was a partner at PricewaterhouseCoopers Limited from 1993 until his retirement in 2019.

Mr. Ip holds several key positions in regulatory authorities and business associations. Currently, Mr. Ip is a member of the Takeovers & Mergers Panel of the SFC and the Takeovers Appeal Committee of the SFC, and the president of the Hong Kong Business Accountants Association. He is also a vice president of the Council for the Promotion of Guangdong-Hong Kong-Macao cooperation and a senior advisor of Accounting Professional Committee for Hong Kong region of the Council for the Promotion of Guangdong-Hong Kong-Macao cooperation. He was the Listing Committee member of the Hong Kong Stock Exchange from 2003 to 2009, a member of the Dual Filing Advisory Group of the SFC from 2008 to 2014 and the president of the Hong Kong Business Accountants Association in 2022.

APPENDIX I	DETAILS OF THE DIRECTORS PROPOSED FOR RE-ELECTION

Mr. Ip graduated with a professional diploma in accountancy from the accounting faculty of the Hong Kong Polytechnic, Hong Kong (now known as Hong Kong Polytechnic University) in November 1984. Mr. Ip has been a fellow member of the Association of Chartered Certified Accountants since February 1992, a member of the Hong Kong Institute of Certified Public Accountants since December 1994 and a fellow member of the Certified Practising Accountant Australia since February 2012.

So far as the Directors were aware, as at the Latest Practicable Date, Mr. Ip did not have any interests in securities of the Company within the meaning of Part XV of the SFO.

Save as disclosed above, Mr. Ip (i) has no other relationship with any Director, senior management, substantial shareholder or Controlling Shareholder of the Company; and (ii) has not held any position with the Company or any of its subsidiaries or any directorship in other listed public companies in the last three years.

Mr. Ip has entered into a letter of appointment with the Company under which he agreed to act as an independent non-executive Director for an initial term of three years commencing from July 4, 2022, which may be terminated by not less than three months’ notice in writing served by either him or the Company. The appointment of independent non-executive Director is subject to the provisions of retirement and rotation under the articles of association of the Company (as amended from time to time) and the Listing Rules. Pursuant to his letter of appointment, Mr. Ip has received RMB532,493 for the year ended December 31, 2023 in respect of his performance of his duties as an independent non-executive Director, which is determined by the Compensation and Nomination Committee and the Board with reference to his qualifications, duties, responsibilities and the Company’s compensation policy and the prevailing market conditions.

Save as disclosed above, Mr. Ip has confirmed that there is no other information which is discloseable nor has he been involved in any of the matters required to be disclosed pursuant to any of the requirements under Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules and the Company is not aware of any other matters concerning Mr. Ip’s standing for re-election as Director that need to be brought to the attention of the Shareholders.

APPENDIX I	DETAILS OF THE DIRECTORS PROPOSED FOR RE-ELECTION

NOMINATION POLICY AND PROCESS FOR THE INDEPENDENT NON-EXECUTIVE DIRECTORS

The Board and its compensation and nomination committee have followed the nomination policy and board diversity policy for the re-appointment of Mr. Chow and Mr. Ip as independent non-executive Directors. In reviewing the structure of the Board, the Board and its compensation and nomination committee will consider the Board diversity from a number of aspects, including but not limited to gender, age, cultural and educational background, professional and qualifications, skills, knowledge, length of service and industry and regional experience. All Board appointments will be based on meritocracy, and candidates will be considered against criteria including talents, skills and experience as may be necessary for the operation of the Board as a whole, with a view to maintaining a sound balance of the Board’s composition.

With reference to the past contributions made by Mr. Chow to the Company during his tenure and qualifications, his experience in legal field and directorship in other listed companies, the Board is of the view that Mr. Chow can provide valuable advice and business insights to the Board and make contributions to the Board’s diversity.

With reference to the past contributions made by Mr. Ip to the Company during his tenure, his qualifications and his experience in accounting and auditing fields, the Board is of the view that Mr. Ip can bring solid financial analysis and accounting skills to the Board and contribute to the Board’s diversity.

Each of Mr. Chow and Mr. Ip, being the independent non-executive Directors of the Company eligible for re-election at the AGM, has made an annual confirmation of independence pursuant to Rule 3.13 of the Listing Rules. After considering all the factors for assessing independence as set out in Rule 3.13 of the Listing Rules and the annual confirmation of independence of Mr. Chow and Mr. Ip, the Company is of the view that each of Mr. Chow and Mr. Ip meets the independence guidelines set out in Rule 3.13 of the Listing Rules and is independent in accordance with the terms of the guidelines.

NOTICE OF ANNUAL GENERAL MEETING

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

OneConnect Financial Technology Co., Ltd.

壹賬通金融科技有限公司

(Incorporated in Cayman Islands with limited liability)

(Stock Code: 6638)

(NYSE Stock Ticker: OCFT)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an annual general meeting of OneConnect Financial Technology Co., Ltd. (the “Company”) will be held at 21F, Ping An Finance Center, No. 5033 Yitian Road, Futian District, Shenzhen, the PRC on Tuesday, May 28, 2024 at 10 a.m. (Shenzhen time) for the following purposes:

1.	To receive and adopt the audited consolidated financial statements and the reports of the directors of the Company (the “Directors”) and auditor for the year ended December 31, 2023.

2.	(i)	To re-elect Mr. Chongfeng Shen as an executive Director.

(ii)	To re-elect Mr. Michael Guo as a non-executive Director.

(iii)	To re-elect Ms. Wenjun Wang as a non-executive Director.

(iv)	To re-elect Mr. Wing Kin Anthony Chow as an independent non-executive Director.

(v)	To re-elect Mr. Koon Wing Ernest Ip as an independent non-executive Director.

(vi)	To authorize the board (the “Board”) of Directors to fix the remuneration of the Directors.

3.	To re-appoint PricewaterhouseCoopers as auditor and to authorize the Board to fix its remuneration.

NOTICE OF ANNUAL GENERAL MEETING

SHARES RECORD DATE AND ADS RECORD DATE

The Board has fixed the close of business on Monday, April 29, 2024, Hong Kong time, as the record date (the “Share Record Date”). Holders of the Company’s Shares (as of the Share Record Date) are entitled to attend and vote at the AGM and any adjourned meeting thereof. In order to be eligible to attend the AGM, all valid documents for the transfers of Shares accompanied by the relevant share certificates must be lodged with the Company’s branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, no later than 4:30 p.m. on Monday, April 29, 2024, Hong Kong time; and with respect to Shares registered on the Company’s principal share register in the Cayman Islands, all valid documents for the transfers of Shares accompanied by the relevant share certificates must be lodged with the Company’s principal share registrar and transfer office, Maples Fund Services (Cayman) Limited, PO Box 1093, Boundary Hall, Cricket Square, Grand Cayman, KY1-1102, Cayman Islands, no later than 6:00 p.m. on Sunday, April 28, 2024, Cayman Islands time (due to the time difference between Cayman Islands and Hong Kong).

Holders of record of American depositary shares (the “ADSs”) as of the close of business on Monday, April 29, 2024, New York time (the “ADS Record Date”), who wish to exercise their voting rights for the underlying Shares must give voting instructions to JPMorgan Chase Bank, N.A., the depositary of the ADSs (the “Depositary”).

ATTENDING THE AGM

Only holders of record of Shares as of the Share Record Date are entitled to attend and vote at the AGM. All officers and agents of the Company reserve the right to refuse any person entry to the AGM venue, or to instruct any person to leave the AGM venue, where such officer or agent reasonably considers that such refusal or instruction is or may be required for the Company or any other person to be able to comply with applicable laws and regulations. The exercise of such right to refuse entry or instruct to leave shall not invalidate the proceedings at the AGM.

PROXY FORMS AND ADS VOTING CARDS

A holder of Shares as of the Share Record Date (Hong Kong time) may appoint a proxy to exercise his or her rights at the AGM. A holder of ADSs as of the ADS Record Date (New York time) will need to instruct JPMorgan Chase Bank, N.A., the depositary of the ADSs, as to how to vote the Shares represented by the ADSs. Please refer to the proxy form (for holders of Shares) or ADS voting card (for holders of ADSs), both of which are available on our website at www.ocft.com.

NOTICE OF ANNUAL GENERAL MEETING

Holders of record of the Company’s Shares on the Company’s register of members as of the Share Record Date (Hong Kong time) are cordially invited to attend the AGM in person. Holders of the Company’s ADSs as of the close of business on the ADS Record Date (New York time) are cordially invited to submit your voting instructions to JPMorgan Chase Bank, N.A. Your vote is important. You are urged to complete, sign, date, and return the accompanying proxy form to the Company’s branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited (for holders of Shares) or your voting instructions to JPMorgan Chase Bank, N.A. (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare Hong Kong Investor Services Limited must receive the proxy form by no later than 10 a.m., Hong Kong time, on Sunday, May 26, 2024 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong to ensure your representation at the AGM; and JPMorgan Chase Bank, N.A. must receive your voting instructions by no later than 9:00 a.m., New York Time, on Monday, May 20, 2024 to enable the votes attaching to the Shares represented by your ADSs to be cast at the AGM (the “ADS Voting Instructions Deadline”).

By order of the Board
OneConnect Financial Technology Co., Ltd.
Mr. Chongfeng Shen
Chairman of the Board and Chief Executive Officer

Hong Kong, April 24, 2024

As at the date of this notice, the board of directors of the Company comprises Mr. Chongfeng Shen as the executive director, Ms. Michael Guo, Ms. Xin Fu, Mr. Wenwei Dou and Ms. Wenjun Wang as the non-executive directors and Dr. Yaolin Zhang, Mr. Tianruo Pu, Mr. Wing Kin Anthony Chow and Mr. Koon Wing Ernest Ip as the independent non-executive directors.